1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

November 16, 2018

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,972

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,972 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares MSCI China A ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on November 6, 2018 and November 13, 2018. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:    Please consider using the term “common stocks” as opposed to “equity securities” in the “Principal Investment Strategies” section and the “Equity Securities Risk.”

Response:       The Trust respectfully notes that the Fund may invest in certain equity securities other than common stocks.

Comment 2:    Under “Cash Transactions Risk,” please also disclose that purchases and redemptions of creation units with cash may cause the Fund to incur certain costs, such as brokerage costs that it might not have incurred if it had made purchase or redemption in-kind. In addition, please disclose that these costs could be imposed on the Fund and, thus decrease the ETF’s net asset value, to the extent that these costs are not offset by transaction fees payable by Authorized Participants.

Response:      The Trust notes that, as disclosed in the prospectus, Authorized Participants are charged an additional charge for creations and redemptions for cash (up to the maximum amount

Securities and Exchange Commission

November 16, 2018

as disclosed in the prospectus). This additional charge is intended to compensate for brokerage, tax, foreign exchange, execution, price movement and other costs and expenses related to cash transactions. The Trust respectfully notes that “Cash Transactions Risk” includes disclosure that “[t]o the extent that the maximum additional charge for creation or redemption transactions is insufficient to cover the execution shortfall, the Fund’s performance could be negatively impacted.”

Comment 3:    We note that the risk factors are in alphabetical order. We suggest that the “Risk of Investing in China” be changed to begin with the word “China” so that this risk factor - which is, in fact, the most prominent risk of investing in the Fund - is toward the beginning of the risks factors, instead of toward the end.

Response:       The Trust will consider making the change as part of its periodic review of its disclosures.

Comment 4:    Please disclose in the summary prospectus that a 10% PRC withholding tax is applicable to the payment of dividends and interest to foreign investors by PRC-listed companies.

Response:       The requested change has been made.

Comment 5:    Please clarify whether the Fund’s performance, shown on S-12, is calculated net of Chinese withholding taxes. If not, it should be. Also in this regard, we note that, although foreign withholding taxes are effectively paid by the Fund’s shareholders, they are not an expense of the Fund and, thus, it is permissible to show the effect of withholding taxes on the benchmark’s performance under Instruction 5 to Item 27(b)(7) of Form N-1A.

Response:       The Trust confirms that the Fund’s performance shown on S-12 is calculated net of Chinese withholding taxes applicable to dividends and interest to foreign investors by PRC-listed companies. In addition, the benchmark’s performance reflects the effect of dividend withholding taxes.

Comment 6:    With respect to the use of the term “portfolio transactions” under “Tracking Error Risk” excerpted below, would the Fund not try to limit taxable “transactions” to minimize capital gain realization? Accordingly, we suggest that an alternative term such as “strategies” be used.

The Fund may be subject to tracking error, which is the divergence of the Fund’s performance from that of the Underlying Index. Tracking error may occur because of differences between the securities and other instruments held in the Fund’s portfolio and those included in the Underlying Index, pricing differences (including, as applicable, differences between a security’s price at the local market close and the Fund’s valuation of a security at the time of calculation of the Fund’s NAV), differences in transaction costs, the Fund’s holding of uninvested cash, differences in timing of the accrual of or the valuation of dividends or interest, the requirements to maintain pass-through tax treatment, portfolio transactions carried out to minimize the distribution of capital gains to shareholders, changes to the Underlying Index or the costs to the Fund of complying with various new or existing regulatory requirements.

Securities and Exchange Commission

November 16, 2018

Response:       The Trust notes that the language “portfolio transactions carried out to minimize the distribution of capital gains to shareholders” was meant to capture (i) sales of loss positions to offset current gains and (ii) in-kind distributions that carry out fund gains without recognition. The Trust believes that the term “strategies” would not captures those ideas. As a result, the Trust respectfully declines to make the requested change to the disclosure.

Comment 7:    It is not apparent to us, based on the disclosure, how the European economy is a principal risk to this fund.

Response:       European Economic Risk is listed as a principal risk of the Fund because Europe is viewed as a key trading partner of China. The Trust generally will include the risks associated with any region or country that is viewed as a key trading partner as a principal risk.

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Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre

Adithya Attawar

Nicole Hwang

Jaeyoung Choi